

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2024

Jan F. van Eck
President and Chief Executive Officer
VanEck Solana Trust
666 Third Avenue, 9th Floor
New York, New York 10017

      Re: VanEck Solana Trust
            Registration Statement on Form S-1
            Filed June 27, 2024
            File No. 333-280517

Dear Jan F. van Eck:

      We have reviewed your registration statement and have the following comment.

Registration Statement on Form S-1

General

1.   You state that the investment objective of the Trust is to reflect the performance of the price of Solana and that you will meet the objective by holding Solana. The Commission has stated that Solana meets the definition of a security under the federal securities laws. In that regard, we refer you to the complaints filed by the Commission against Binance Holdings Limited, BAM Trading Services Inc., BAM Management US Holdings Inc. and Changpeng Zhao, Coinbase, Inc. and Coinbase Global, Inc., and Payward, Inc. and Payward Ventures, Inc. Therefore, the Trust appears to meet the definition of an investment company under the Investment Company Act of 1940. Please file a request for withdrawal of the registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Austin Stanton at 202-551-2197 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Crypto Assets

cc: Clifford R. Cone